                                                                     EXHIBIT 2.1

                                MERGER AGREEMENT

                           DATED AS OF MARCH 23, 2000

                                     BETWEEN

                             PENN-AKRON CORPORATION

                                       AND

                           SPHERUS TECHNOLOGIES, INC.


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
                                TABLE OF CONTENTS

1.   The Merger ....................................................................................         1

2.   Conversion of Shares ..........................................................................         2

3.   Meetings of the Company's and PENN's Shareholders .............................................         2

4.   Dissenting Shares .............................................................................         2

5.   Consideration for Merger; Earn Out; Tampa's Fee ...............................................         3

6.   Miscellaneous Provisions Relating to Delivery of PENN's Common Stock ..........................         5

7.   Access to Books and Records ...................................................................         5

8.   Post Merger Operations ........................................................................         5

9.   Closing .......................................................................................         5

10.  Representations and Warranties of the Company .................................................         5

11.  Representations and Warranties of PENN ........................................................         7

12.  Conditions and Obligations of PENN ............................................................         8

13.  Conditions and Obligations of the Company .....................................................         9

14.  Certain Covenants Prior to Closing ............................................................        11

15.  Survival of Representations and Warranties; Indemnification ...................................        12

16.  Post Closing Covenants ........................................................................        13

17.  Post Closing Covenant - PENN ..................................................................        18

18.  Investment Representation .....................................................................        19

19.  Further Assurances ............................................................................        20

20.  No Reverse Split ..............................................................................        20

21.  Expenses ......................................................................................        20

22.  Employees of the Company ......................................................................        20

23.  Directors .....................................................................................        20

24.  Other Matters .................................................................................        21

                                MERGER AGREEMENT

         MERGER AGREEMENT (the "Plan of Merger"), dated as of March 23, 2000, between Penn-Akron Corporation, a Nevada corporation ("PENN") and Spherus Technologies Inc., a Georgia corporation (the "Company") and Tampa Bay Financial ("Tampa").

WITNESSED:

         WHEREAS, the respective Board of Directors of the Company and PENN have determined that the merger of the Company with and into PENN (the "Merger"), with PENN continuing as the surviving corporation of the Merger, would be advantageous and beneficial to their respective Corporations and shareholders.

         WHEREAS, the Company desires to merge with PENN and PENN desires to effect such merger, all on the terms and conditions hereinafter set forth in such a manner that the exchange will constitute a tax-free reorganization pursuant to the provisions of Section 368(1)(A) of the Internal Revenue Code of 1986, as amended.

         NOW THEREFORE, in consideration of the premises and the mutual agreements and undertakings hereinafter set forth, the parties do hereby adopt said Plan of Merger, and, in order to consummate said plan, do hereby agree as follows:

1.       The Merger.

         a. Subject to the terms and conditions hereof, and in accordance with the Georgia Business Corporation Code of the State of Georgia (the "Georgia Code") and the Nevada Private Corporation Act in the Nevada Revised Statutes ("Nevada Statutes") , the Company will be merged with and into PENN. The Company and PENN agree to merge and execute the Articles of Merger and any and all documents necessary to complete the Merger. Following the Merger, PENN shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of the Company shall cease.

         b. The Merger shall have the effects set forth in Section 14-2-1106 of the Georgia Code.

         c. The Merger shall be consummated by filing with the Secretary of State of the States of Georgia and Nevada a certificate of merger in such form as is required by, and executed in accordance with, the relevant provisions of the Georgia Code and the Nevada Statutes (the time of such filing, or the time otherwise specified in such certificate, being the "Effective Time").

         d. The Certificate of Incorporation of PENN as in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable law; provided, however, that in the event any further amendment or amendments to the Certificate of Incorporation of the Surviving Corporation shall be necessary or appropriate in the sole discretion of Company, which shall not be inconsistent with the terms of this Plan of Merger, the parties hereto agree to execute an appropriate amendment to this Plan of Merger to provide for such amendment or amendments to be made to the Certificate of Incorporation of the Surviving Corporation as of the Effective Time. The By-Laws of the Company as in effect at the Effective Time shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable law.

2. Conversion of Shares. Each share of common stock, of the Company issued and outstanding immediately prior to the Effective Time (other than Shares held by shareholders who properly exercise any dissenters' rights available under the Georgia Code) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive consideration of 15,693.581 shares of PENN Common Stock.

3. Meetings of the Company's and PENNs Shareholders. The Company and PENN will each take all action necessary in accordance with the Georgia Code, Nevada Statutes, federal securities laws and any other applicable law, and with their respective Articles of Incorporation, as amended, and By-Laws, to convene as promptly as practicable a meeting of their respective shareholders to consider and vote upon the Merger. Each of the Company and PENN shall recommend that their respective shareholders approve the Merger and shall use its reasonable best efforts to obtain such approval, including but not limited to affirmative support by the Company and PENN of the Merger. PENN and Tampa Bay Financial shall, at all such meetings of holders of Shares convened for the purpose of considering and voting upon the Merger, vote all Shares, if any, owned by it, or over which it holds a proxy or a right to vote.

4. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted such Shares in favor of the Merger and who have properly exercised rights of appraisal for such Shares in the manner provided in the Corporation Code (the "Dissenting Shares") shall not be converted into the right to receive the merger consideration as provided in Paragraph 2 of this Agreement (the "Merger Consideration"), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment under the Georgia Code, as the case may be. If such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, his Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive PENN Common Stock. PENN shall not compromise or settle any demands for appraisal without the consent of the Company, which consent shall not be unreasonably withheld or delayed.

5.       Consideration for Merger; Earn Out; Tampa's Fee.

         a. Upon the terms and subject to the conditions set forth in this Agreement, PENN


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


         agrees to convert each share of Company Stock into PENN common stock as described in Paragraph 2. In addition, Tampa Bay Financial, Inc. shall fund via capital contribution one million dollars ($1,000,000) in cash to Company. Tampa has previously lent the Company $500,000 under a promissory note, $250,000 of which has been converted into 500 shares of the Company. Upon the Closing of this Agreement, the remaining $250,000 balance of the Note shall be canceled (leaving Tampa with an obligation to contribute $750,000 ("Tampa Contribution Obligation") thirty days after Closing). Shares of the Company with respect to which there is a dispute known to the Company shall be held in escrow by PENN pending resolution of such dispute, satisfactory to the Company.

         b. PENN promises to pay and issue additional shares ("Earn Out") to the Shareholders (as listed on Exhibit A or who have signed this Agreement, except for PENN who shall not participate in the Earn Out) of Spherus upon the accomplishment of certain earn out goals. Under this Earn Out, PENN shall issue up to Thirty-Two Million Two Hundred Eighty-Seven Thousand One Hundred Sixty-Two (32,287,162) common shares to the Shareholders, on a pro rata basis according to how many shares of Spherus each Shareholder owned before the merger with PENN.

         The term of this Earn Out shall be for five (5) fiscal years beginning January 1, 2000.

         This Earn Out provides that PENN shall issue four (4) additional shares for every dollar of annual Income (as defined below) for each such fiscal year (there being no carryover from year to year) achieved by PENN in excess of the amount necessary to meet a $0.15 annual Income per share for PENN in the year. Shares, if earned, shall be issued promptly after the publication of the PENN's audited financial results for the year. Proper adjustments shall be made in the event of a stock split, stock dividend, reverse split or stock combination or recapitalization or reorganization so as to preserve the economic and financial benefit intended hereby (e.g. adjusting the $0.15 annual Income, dollar of annual Income, number of shares to be issued). No adjustment shall be made for mergers, acquisitions, sale of assets, consolidations and share exchanges that the Board of Directors concludes in good faith, after reasonable investigation, is not likely to be dilutive to the income of PENN; otherwise an adjustment shall be made to preserve the benefit of this Earn Out.

         "Income" for a fiscal year shall mean the net income of PENN on a consolidated basis determined under generally accepted accounting principles set out in audited financial statements of PENN, increased by non-recurring expenses, extraordinary expenses and charges and merger and acquisition related expenses. Annual Income per share for a fiscal year shall be determined by dividing Income by the number of shares outstanding on the last day of such fiscal year.

         c. Catalyst Communications, Inc. has, prior to the date hereof, in exchange for the commitment to issue 4,500,000 shares of PENN restricted common stock, sold certain contract rights to PENN, so that PENN could acquire a sixteen and one-half (16 1/2) acre parcel of land in Apex, North Carolina and other rights to the resale of such property which will realize net cash proceeds (after the payment of mortgages) of two million dollars ($2,000,000). Proceeds from the sale of said property shall be advanced to the Company after Closing, not more than 30 days after the Closing Date. If the Company does not receive the proceeds from the sale of such property within thirty (30) days after Closing, the Company shall have the opportunity to resell said property. If the Company elects not to resell said property, Tampa shall be obligated to purchase said property from the Company sixty (60) days after Closing at a net purchase price of two million dollars ($2,000,000).

         d. Tampa Bay Financial, Inc. and/or its assigns shall be issued 1,000,000 shares of Common Stock of PENN for consulting services in connection with this transaction (such shares to be issued upon the latter of (i) the payment of the Tampa Contribution Obligation by Tampa within thirty days of the Closing Date, or (ii) the realization of the proceeds of the aforementioned real property).

         e. Tampa shall provide for $500,000 in post-closing promotional expenses (including a public/investor relations firm) incurred by PENN or, with the consent of PENN, spent on behalf of PENN; if after three
         (3) years any unspent balance of the $500,000 provided for in post-closing promotional costs remains, Tampa shall pay such remaining unspent balance to PENN.

         f. Buy-Back. For a period of thirty (30) business days after Closing, each Shareholder of the Company on the date hereof who is a party hereto, except for PENN as a Shareholder, shall be entitled to purchase (pro rata based on the number of shares of the Company owned by the Shareholder) the shares of PENN received by Tampa upon the conversion of the 500 shares of the Company owned by Tampa. This right may be exercised by sending Tampa written notice with payment.

6. Miscellaneous Provisions Relating to Delivery of PENN's Common Stock. No fractional shares of Common Stock of PENN will be delivered and the number of shares to be issued to any of the Company's Shareholders will be rounded up to the nearest whole share if the Shareholder is entitled to receive one-half or more of a share and rounded down to the nearest whole share if the Shareholder is entitled to receive less than one-half of a share.

7. Access to Books and Records. Except as hereinafter provided, PENN and its officers, employees and agents, shall have full access at all reasonable times from and after the date hereof to the plants, facilities, books and records of the Company and the Company shall cooperate fully with PENN to the end that it may become familiar with the properties and business of the Company. PENN agrees to treat any information which is disclosed to PENN by the Company and is proprietary or confidential to the Company, as confidential information, and in the event the Closing does not take place, all documents will be returned to the Company and PENN will not make or retain copies of any documents or make use of any confidential information disclosed to it in the conduct of its business.

8. Post-Merger Operations. After giving effect to the transaction contemplated hereby, the Company will merge with and into PENN with PENN being the surviving corporation and such corporation will continue in existence, operating under the name Spherus Technologies, Inc., or such other names selected by the Board of Directors of the Company.

9. Closing. The Closing of the merger provided for herein will take place at the office of Smith, Gambrell & Russell, 1230 Peachtree Street, NE, Suite 3100, Atlanta, Georgia 30309 on March 23, 2000, such date being herein referred to as the "Closing Date". Prior to Closing, the Company and PENN shall deliver to counsel for the Company to be held in escrow, all certificates, assignments, and other instruments which may be necessary, desirable, or appropriate in order to effect the merger of the Company into PENN, all in form and substance reasonably satisfactory to counsel for PENN. Prior to Closing, PENN shall deliver to counsel for the Company certificates evidencing the shares of Common Stock of PENN to be delivered to the Shareholders pursuant to Paragraph 5 hereof, together with such other instruments which may be necessary, desirable, or appropriate to accomplish such issuance all in form and substance satisfactory to counsel for the Shareholders, to be held in escrow by such counsel.

10. Representations and Warranties of the Company. The Company represents and warrants to and agrees with PENN as follows:

         a. Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia, with full corporate power to carry on its business as now being conducted and to own and operate the property and assets now owned and operated by it, and is duly qualified to transact business and in good standing in each jurisdiction where the ownership of its properties or the conduct of its business requires it to be licensed or qualified to do business. The Company also delivered to PENN a copy of its Articles of Incorporation and all amendments thereto, certified by the Secretary of State of the State of Georgia, and a copy of its By-Laws as amended, certified by its Secretary, which documents are complete and correct as of the date of this Agreement.

         b. Subsidiaries, Etc. The Company has no subsidiaries and is not party to any partnership, joint venture of similar agreement.

         c. Capital Stock. The authorized capital stock of the Company consists of one thousand (1,000) shares of Common Stock, of which one thousand (1,000) shares are issued and outstanding. All of said outstanding shares of the Company have been duly authorized and validly issued, are fully paid and non-assessable. There are no options, warrants or other agreements or commitments which are now or may in the future obligate the Company to issue or purchase any shares of its capital stock or other securities.

         d. Financial Statements. The Company supplementally has delivered to PENN a balance sheet (the "Balance Sheet") of the Company as of December 31, 1999 (the "Balance Sheet Date") and an income statement and statement of retained earnings for the year then ended. Such statements have been audited by an independent certified public accounting firm, initialed by officers of the Company and PENN for identification. All of such financial statements are complete and fairly present the financial position of the Company on the indicated dates and the results of its present financial position of the Company on the indicated dates and the results of its operations for the indicated periods. All of such statements have been prepared on the tax basis of accounting consistently applied. The Company, to the best of its knowledge, has no liabilities, whether absolute, accrued, contingent or otherwise, other than (i) liabilities disclosed or (ii) incurred in "arms-length" transactions in the ordinary course of business since the Balance Sheet Date.

         e. Breaches of Contracts, Etc. Neither the execution nor the delivery of this Agreement by the Company, nor the performance of any of its obligations hereunder, will result in a breach or violation of any term or provision of or constitute a default under any indenture, mortgage or other agreement or instrument to which the Company is a party.

         f. Conflict of Interests. Neither the Company nor any of its affiliates (as this term is defined in the Securities Act of 1933 [the "1933 Act"] and in the rules and regulations promulgated by the Securities and Exchange Commission ["SEC"] thereunder) has, either directly or indirectly, (i) an interest in any corporation, partnership, proprietorship, association or other person or entity which produces or sells those products and services which are produced or sold by the Company, or (ii) a beneficial interest in any contract or agreement to which the Company is a party or by which the Company may be bound (except for commissions payable under the Company's commission fee arrangement with its employees). For the purpose of this subparagraph, there shall be disregarded any interest which arises solely from the ownership of less than a five percent (5%) equity interest in a corporation which has a class of securities regularly traded on any securities exchange or in the over-the-counter market, or quoted on any inter dealer quotation system.

         g. Disclosure. No representations or warranties by the Company in this Agreement and no statement contained in any document (including, without limitation, financial statements, the schedules), certificate, or other writing furnished or to be furnished to PENN or any of its representatives pursuant to the provisions hereof or in connection with the contemplated transactions, contains or will contain any untrue statement of material fact. Documents delivered or to be delivered to PENN pursuant to this Agreement are or will be true and complete copies of what they purport to be.

11. Representations and Warranties of PENN. PENN represents and warrants to and agrees with the Company as follows:

         a. Organization and Standing. PENN is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with full corporate power to carry on its business as now being conducted and to own and operate the property and assets now owned and operated by it, and is duly qualified to transact business and in good standing in each jurisdiction where the ownership of its properties or the conduct of its business requires it to be licensed or qualified to do business.

         b. Capital Stock. The authorized capital stock of PENN consists of one hundred million (100,000,000) shares of Common Stock, $0.001 par value, which immediately after closing after giving effect to the issuance of shares contemplated by Section 5(a), 5(c) and 5(d) shall consist of approximately thirty-two million two hundred eighty-seven thousand one hundred sixty-two (32,287,162) shares of Common Stock issued and outstanding. All of said outstanding shares shall be validly issued, fully paid and non-assessable.

         c. Validity of Shares. The shares of Common Stock to be delivered by PENN pursuant to this Agreement will, when so delivered, be validly issued and outstanding, fully paid and non-assessable.

         d. Changes, Dividends, Etc. Prior to the Closing hereunder, PENN will not split, combine or otherwise change or reclassify its outstanding Common Stock or declare or distribute any cash or stock dividend upon such Common Stock.

         e. Authorization of Agreement. PENN's Board of Directors has duly authorized the execution, delivery and performance of this Agreement by PENN has been duly authorized by PENN's Board of Directors, and will not result in any breach of or violate or constitute a default under its Articles of Incorporation or By-Laws or any indenture, mortgage or other agreement or instrument to which it is a party.

         f. No Violation of Law, Etc. Neither the execution, nor the delivery of this Agreement by PENN, nor the performance of any of its obligations hereunder will result in a breach or violation of any law, order, rule, regulation, writ, injunction or decree or any governmental instrumentality or court having jurisdiction over PENN or any of its assets or rights, or result in the creation or imposition of any lien, charge or encumbrance of any kind whatever on any of such assets or rights.

         g. Financial Statements. PENN has delivered to the Company its audited annual reports for the years ended February 28, 1999 and 1998 which contains a consolidated balance sheet as of February 28, 1999 and 1998 and the related statement of consolidated income for the years ended February 28, 1999 and 1998. PENN has also delivered quarterly financial statements for May 31, 1999, August 31, 1999 and November 30, 1999. All such financial statements are true, accurate and complete, have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of PENN at such date, and the results of its operations for the period therein specified. Except as set forth in such financial statements, PENN has no liabilities whether contingent or otherwise, whether or not required, to be disclosed on the financial statements.

         h. No Material Changes. Since November 30, 1999, there has been no material change in the condition (financial or otherwise), assets, liabilities, capitalization or business of PENN, which have not been disclosed to the Company.

12. Conditions and Obligations of PENN. The obligations of PENN under this Agreement are of the following conditions precedent:

         a. All representations and warranties of the Company contained herein and in any certificate or other investment delivered pursuant to the provisions hereof, or in connection with the transactions contemplated hereby, shall be true on the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date.

         b. The Company shall have performed and complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by them, respectively, on or before the Closing Date, except for those Post Closing Covenants listed in Paragraph 16.

         c. The Directors of the Company shall have taken all necessary action to authorize the execution and performance of this Agreement, and the Company shall have delivered to PENN true and complete copies, certified by the Secretary, of Resolutions of its Board of Directors evidencing such action.

         d. The Shares of PENN's Common Stock, $0.001 par value, which are to be delivered on the Closing Date to the Company in accordance with the terms hereof shall have been authorized, non-assessable and fully valid.

         e. No action or proceeding by any governmental body or agency shall have been threatened, asserted or instituted to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

         f. The Company owns, or is licensed or otherwise has the right to use, all patents, trademarks, trade names, copyrights, technology, know-how, processes, names and likenesses used in or necessary for the conduct of its business as heretofore conducted.

The conditions contained in this Paragraph 12 are included herein for the benefit of PENN and, without constituting a waiver of any of its other rights hereunder, may be waived, in whole or in part, by PENN.

13. Conditions and Obligations of the Company. The Company under this Agreement is subject to the fulfillment, on or before the Closing Date, of the following conditions:

         a. All representations and warranties of PENN contained herein and in any certificate or other instrument delivered pursuant to the provisions hereof, or in connection with the transactions contemplated hereby, shall be true on the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date.

         b. PENN shall have performed and complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by it on or before the Closing Date.

         c. PENN shall have delivered to the Company a certificate of its President or a Vice President and its Secretary or an Assistant Secretary, dated at the Closing Date, certifying in such detail as the Company may reasonably request to the fulfillment of the conditions specified in this Agreement.

         d. The Board of Directors of PENN shall have taken all necessary action to authorize the execution and performance of this Agreement, including the delivery of shares of Common Stock of PENN to the Company in accordance with this Agreement, and PENN shall have delivered to the Company true and complete copies certified by its Secretary or Assistant Secretary, of Resolutions of its Board of Directors evidencing such action.

         e.       PENN and Tampa represent to the Company that:

                  i. PENN is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with an authorized capitalization as set forth in subparagraph (b) of Paragraph 11 of this Agreement, with full corporate power and authority to enter into and perform its obligations under this Agreement, to own and hold its properties owned and leased and to carry on the business in which it is engaged.

                  ii. The Execution, delivery and performance of this Agreement by PENN have been duly and validly authorized and approved (as required by law and by the terms of this Agreement) by PENN's Board of Directors and this Agreement has been duly executed and delivered by PENN and constitutes the valid and binding obligation of PENN in accordance with its terms, except as limited by bankruptcy, insolvency, and other laws affecting the enforcement of creditors' rights.

                  iii. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein will not result in any breach or violation of any of the terms or provisions of, or constitute a default under, the Articles of Incorporation or By-Laws of PENN or, to the knowledge of Penn's counsel, any statute, law, order, rule or regulation of any court of governmental agency or body having jurisdiction over PENN or any of its activities or properties or any term or provision of any indenture, mortgage, security agreement, or other agreement, instrument, commitment or arrangement, to which PENN is a party or by which it is bound or to which its property is subject.

                  iv. The shares of PENN to be delivered to the Company on the Closing Date pursuant to Paragraph 3 hereof, have been duly authorized and upon such delivery will be validly issued, fully paid and non-assessable.

         f. No action or proceeding by any governmental body or agency shall have been threatened, asserted or instituted to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

         g. All corporate and other proceedings and actions taken in connection with the transactions contemplated hereby and all certificates, opinions, agreements, instruments and documents mentioned in this Paragraph 13 or incident to any such transaction shall be satisfactory in form and substance to the Company and its counsel.

The conditions contained in this Paragraph 13 are included herein for the benefit of the Company and, without constituting a waiver of any of its rights hereunder, may be waived, in whole or in part, by the Company.

14.      Certain Covenants Prior to Closing.

         a. The Company will use commercially reasonable best efforts, and take such other action as may be necessary, to fulfill all of the conditions contained in Paragraph 10 and 12 hereof and to authorize and consummate, and cause its officers to authorize and consummate, all of the transactions herein contemplated.

         b. PENN will use commercially reasonable best efforts, and take such other action as may be necessary, to fulfill all of the conditions contained in Paragraph 11 and 13 hereof and to authorize and consummate all of the transactions herein contemplated.

         c. Between the date of this Agreement and the Closing Date, the Company shall (a) give PENN and its authorized representatives full access to all offices, warehouses and other facilities and properties of the Company and to the books and records of the Company (and permit PENN to make copies thereof), (b) permit PENN to make inspections thereof, and (c) cause its officers and its advisors (including, without limitation, its auditors, attorneys, financial advisors and other consultants, agents and advisors) to furnish PENN with such financial and operating data and other information with respect to the business and properties of the Company, and to discuss with PENN and its authorized representatives the affairs of the Company, all as PENN may from time to time reasonably request.

         d. Between the date of this Agreement and the Closing Date, the Company shall give notice to PENN promptly upon the Company becoming aware of (a) any inaccuracy of a representation or warranty set forth in any schedule or (b) any event or state of facts that, if it had occurred or existed on or prior to the date of this Agreement, would have caused any such representation and warranty to be inaccurate, any such notice to describe such inaccuracy, event or state of facts in reasonable detail.

         e. Between the date of this Agreement and the Closing Date, the Company shall cause (a) copies of all reports and other documents given to the members of the Board of Directors (or any committee thereof) of the Company to be delivered to PENN at the same time and (b) copies of the minutes of all meetings of, and actions taken without a meeting by, the Board of Directors (or any committee thereof) of the Company to be delivered to PENN promptly after the preparation thereof. Between the date of this Agreement and the Closing, the Company shall give PENN at least three (3) days prior notice of any meeting of or action to be taken without a meeting by, the Board of Directors or committee thereof, of the Company and shall cause the Company to permit one individual designated by PENN to attend each such meeting as an observer.

         f. Between the date of this Agreement and the Closing Date, PENN and the Company shall discuss and coordinate with respect to any public filing or announcement concerning any of the contemplated transactions.

         g. PENN shall cause the Company to, (a) file with applicable regulatory authorities the applications and related documents required to be filed by them (and prosecute diligently and related proceedings) in order to consummate the contemplated transactions and (b) cooperate with the others as they may reasonably request in connection with the following.

15.      Survival of Representations and Warranties; Indemnification.

         a. Except as provided in subparagraph (b)of this Paragraph 15, all representations, warranties and agreements contained in this Agreement shall survive the Closing for a period of twelve (12) months, notwithstanding any investigation conducted with respect thereto; however, a party shall have no liability with respect to a representation and warranty, or an agreement to be performed or complied with prior to the Closing Date, to the extent that the inaccuracy of such representation and warranty or the failure to perform and comply with such agreement was not intentional and was disclosed in a schedule delivered pursuant to this Agreement.

         b. The obligations set out in Paragraph 5, Paragraph 15 and Paragraph 17 hereof shall survive closing and the obligations set out in Paragraph 22 shall survive for two years after the Closing.

         c. The Company and Shareholders, jointly and severally, shall indemnify and hold harmless Tampa and shall reimburse Tampa for any loss, liability, claim, damage, expense (including, but not limited to, costs of investigation and defense and reasonable attorneys' fees) or diminution of value (collectively "Damages") arising in substantial part from or in connection with, (a) any material inaccuracy in any of the representations and warranties of the Company or Shareholders in this Agreement, or any actions, omissions or state of facts inconsistent with any such representation or warranty, (b) any failure by the Company or

         Shareholders to perform or comply with any agreement in this Agreement,
         (c) any claim by any person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such person with the Company or any Shareholder (or any person acting on their behalf) in connection with any of the contemplated transactions, and (d) any claims by John Julian against PENN and/or Tampa related to this Plan of Merger, except if the Damages arise out of Tampa's negligent act or omission. PENN shall indemnify and hold harmless the Shareholders and shall reimburse the Shareholders for any Damages caused by the breach of this Agreement by PENN or the failure of PENN to perform as herein provided.

  16. Post Closing Covenants. The Company under this Agreement is subject to the fulfillment, following the Closing Date, of the following conditions:

         a. The Company shall supplementally deliver to PENN post Closing, at the request of PENN, a schedule, listing all promissory notes payable by the Company, all agreements of the Company to borrow money from others, and all commitments by others to lend money to the Company. As to each note, obligation to borrow and loan commitment, such schedule will accurately sets forth the interest rate, terms of payment of principal and interest, identity of security (if any) and any other material terms of such indebtedness. The Company, to the best of its knowledge, as of the date of such schedule, will not be in default in any respect under, and is not otherwise, in violation or contravention of, any of the terms or provisions of any note, loan agreement, agreement to borrow money from others or any commitment by others to lend money.

         b. The Company shall supplementally deliver to PENN post Closing, at the request of PENN, a complete and accurate schedule, listing and briefly describing all Material Contracts. For this purpose, the term "Material Contracts" shall be defined to mean (i) all contracts and commitments out of the ordinary course of business; (ii) all contracts and commitments involving an obligation which cannot or, in reasonable probability, will not be performed or terminated within sixty (60) days from the date hereof; (iii) all bonus, incentive compensation, pension, group insurance or employee welfare plans of any nature whatsoever;
         (iv) all collective bargaining agreements or other contracts or commitments to or with any labor unions or other employee representatives or groups of employees; (v) employment contracts and other contracts, agreements or commitments to or with individual employees, agents or consultants extending for a period of more than three (3) months from the date hereof or providing for earlier termination only upon the payment of a penalty or equivalent thereof; or (vi) all other contracts or commitments providing for payments based in any manner upon the sales, purchases or profits of the Company. As of the date of such schedule, there will not be any material default, of which the Company is aware, in any obligation to be performed by the Company under any material contract listed on the said schedule.

         c. Except as identified in a complete and accurate schedule to be supplementally delivered to PENN post Closing, at the request of PENN, the Company, to the best of its knowledge, as of the date of such schedule will not be engaged in or threatened with any legal action or other proceeding before any court or administrative agency. The Company, to the best of its knowledge, as of the date of such schedule, will not have violated any laws, regulations or order applicable to its business or activities, and the conduct of the present business of the Company at the present location is in conformity with all zoning and building code requirements.

         d. The Company shall supplementally deliver to PENN post Closing, at the request of PENN, a complete and accurate schedule listing all domestic and foreign patents, patent applications, licenses, formulae, trademarks, trade names and copyrights owned or held by the Company as of the date of such schedule, and a summary of the terms of all agreements relating to technology, know-how or processes which the Company is licensed or authorized to use by others. Except as set forth in this schedule, as of the date of such schedule, the Company has the sole and exclusive right to use the patents, trademarks, trade names, copyright, technology, know-how, processes, names and likenesses referred to therein, and the consummation of the contemplated transactions does not alter or impair any such rights as of the date of such schedule; no claims have been asserted by any person to the use of any such patents, trademarks, trade names, copyrights, technology, know-how, processes, names and likenesses or challenging or questioning the validity or effectiveness of any such licenses or agreements, and there is no valid basis for any such claim and the use of such patents, trademarks, trade names, copyrights, technology, know-how, processes, names and likenesses by the Company does not infringe on the rights of any person.

         e. The Company shall supplementally deliver to PENN post Closing, at the request of PENN, complete and accurate schedules, listing each salaried employee of the Company as of the date of such schedule, together with each employee who is paid on an hourly basis and showing their respective rates of compensation (including bonuses, if any) and fringe benefits (including vacation time accrued to the Balance Sheet
         Date). As of the date of such schedule, the Company will have paid in full to its employees all wages, salaries, commissions, bonuses and other direct compensation for all services employed by them, other than amounts that have not yet become payable in accordance with the Company's customary practices. Except as set forth in the schedule, the Company will not be liable for any severance pay or other payments on account of termination of any former employees except as listed in this schedule, will be in material compliance with all applicable laws respecting employment and employment practices, and terms and conditions of employment and wages and hours as of the date of such schedule.

         f. Except as identified in a complete and accurate schedule, to be supplementally delivered to PENN post Closing, at the request of PENN, the Company does not have, none of its employees are covered by, and the Company does not have any obligation, as of the date of such schedule, with respect to, any bonus, deferred compensation, pension, profit-sharing, retirement, insurance, stock purchase, stock option, or other fringe benefit plan, arrangement or practice, or any other employee benefit plan (as defined in subparagraph (1), whether formal or informal (collectively "Plans")). The schedule contains an accurate and complete description of, and sets forth the annual amount payable pursuant to, each of those Plans, and the Balance Sheets (which hereinafter shall refer to an unaudited balance sheet of the Company) reflect in the aggregate an accrual of all amounts accrued but unpaid under such Plans as of their respective dates. The Company has performed and complied with all of its obligations under or with respect to such Plans, as of the date of such schedule, and such Plans have operated in accordance with their terms. The Company has no commitment, whether formal or informal and whether legally binding or not, to create any additional Plans as of the date of such schedule.

         g. The Company shall supplementally deliver to PENN post Closing, at the request of PENN, a schedule of all Plans disclosed or required to be disclosed in subsection (f) above that are employee benefit plans and any related trust agreements (collectively, "Target Plans"). The schedule lists, and the Company shall provide post Closing to PENN, at the request of PENN, copies of, (a) the most recent Internal Revenue Service determination letter relating to each of the Target Plans (and none of the Target Plans has been amended or modified since the date of the determination letter relating to it and each of the Target Plans has been operated in accordance with the description contained in such determination letter), (b) the most recent annual report (Form 5500 Series) and accompanying schedules of each of the Target Plans filed with the Department of Labor pursuant to ERISA, (c) the most recent certified financial statements of each of the Target Plans as of the date thereof, and there have been no material changes in the assets or liabilities associated with such Target Plans since the date of such financial statements. The Company shall deliver to PENN copies of, and the schedule lists, all actuarial reports with respect to the Target Plans, which reports are complete and accurate. Except as set forth in the schedule, there are no accrued unpaid contributions to any of the Target Plans as of the date of such schedule. The Target Plans have operated in accordance with the applicable requirements of ERISA and the Code. No reportable event (as defined in section 4043(e) of ERISA), prohibited transactions (as defined in section 406 of ERISA or section 4975 of the Code), accumulated funding deficiency (as defined in section 302 of ERISA) or plan termination (as defined in Title IV of ERISA or section 411(d) of the Code) will have occurred with respect to any of the Target Plans as of the date of such schedule. Except as set forth in the schedule, no filing, application or other matters with respect to any of the Target Plans will be pending with the Internal Revenue Service, Pension Benefit Guaranty corporation, United States Department of Labor or other governmental body, none of the Target Plans will have been terminated, the Pension Benefit Guaranty Corporation will not have taken any action to terminate any of the Target Plans and no trustee will have been appointed by any court to administer any of the Target Plans as of the date of such schedule. None of the Target Plans will have been amended since the date of the Balance Sheets or will be amended prior to the date of such schedule.

         h. The Company shall supplementally deliver to PENN post Closing, at the request of PENN, complete and accurate schedules of all accounts receivable at the time of such schedules. All such accounts receivable of the Company, whether or not reflected in the Balance Sheets or the Interim Balance Sheet, except as set forth on such Schedule, will represent sales actually made in the ordinary course of business, and are current and collectible net of any reserves shown on the Balance Sheets or the Interim Balance Sheet (which reserves are adequate and were calculated consistent with past practice). Subject to such reserves, each of the accounts receivable has been collected in full or will be collected in full, without any set-off, within ninety (90) days after the day on which it first becomes due and payable.

         i. The Company shall supplementally deliver to PENN post Closing, at the request of PENN, complete and accurate schedules of all inventory. All inventory of the Company, whether or not reflected in the Balance Sheets or the Interim Balance Sheet, will consist of a quality and quantity usable and salable in the ordinary course of business at the time of such schedule, except for obsolete items and items of below-standard quality, all of which have been (or will be) written off or written down to net realizable value in the Balance Sheets or the Interim Balance Sheet. All inventories not written off at the time of such schedule have been recorded at the lower of average cost or market. The quantities of each type of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable and warranted in the circumstances of the Company at the time of such schedule. All work in process and finished goods inventory is free from any defect or other deficiency at the time of such schedule.

         j. The Company shall supplementally deliver to PENN post Closing, at the request of PENN, a list of any purchase commitments entered into by the Company. No purchase commitment of the Company will be in excess of normal, ordinary and usual requirements of its business, or will be made at any price in excess of the then current market price, or will contain terms and conditions more onerous than those usually and customary in the industry at the time of such schedule. In the aggregate, the outstanding bids, sales proposals, contracts or unfilled orders of the Company at the time of such schedule (i) will not (based on costs at the time of such schedule and reasonably foreseeable increases in such costs) require the Company to supply goods or services at cost to the Company in excess of the revenues to be received therefrom, and (ii) quote prices which include a mark-up over reasonably estimated costs consistent with past mark-ups on similar business.

         k. The Company shall supplementally deliver to PENN post Closing, at the request of PENN, a schedule listing all contracts or commitments affecting ownership of, title to, use of, or any interest in real estate. All such leases of real property set forth on such Schedule, except as therein noted, will be valid, binding, and enforceable in accordance with their terms, and will be in full force and effect at the time of such schedule; there will be no existing defaults (or events which, with notice or lapse of time or both, would constitute a default) by the Company (except as set forth on such Schedule), and all lessors under such leases have consented (where such consent is necessary) to the consummation of the contemplated transactions without requiring modification in the rights or obligations of the lessee under such leases and all such consents are listed in the schedule provided to PENN. The Company shall deliver executed counterpart copies of all consents referred to in the preceding sentence to PENN, post Closing, at the request of PENN.

         l. Except as supplementally disclosed post Closing, in a schedule provided at the request of PENN, at the time of such schedule, there will be no material adverse change in the condition (financial or otherwise), physical assets, capitalization or business of the Company, no dividend or other distribution declared, paid or made on any of the shares of the Company's capital stock, no direct or indirect redemption, purchase or other acquisition by the Company of any shares of its capital stock, no damage, destruction or loss (whether or not covered by insurance) adversely affecting the properties, business or prospects of the Company, no increase in the rate of compensation payable or to become payable to any officer or other employee of the Company (except as disclosed in the schedule referred to in subparagraph (e) of this Paragraph 16 or approved in writing by PENN), no significant labor disturbances, and no other event or condition which materially and adversely affects the business of the Company since the Balance Sheet Date. Except as set forth on such Schedule, since the Balance Sheet Date, the business of the Company has been conducted diligently and in the ordinary course; the Company has not sold or transferred any of its property or assets except in the ordinary course of business, and no contracts have been entered into by the Company except in the ordinary course of business or with the written approval of PENN.

         m. At the time an applicable schedule is prepared, if requested by PENN, the Company will have filed on a timely basis all tax returns that are or were required to be filed pursuant to the laws, regulations or administrative requirements of each governmental body with taxing power of it or its assets. The Company shall deliver to PENN post Closing, at the request of PENN, all such Tax Returns filed since the Company's inception. At the time of such schedule, the Company will have paid all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by the Company, except such Taxes, if any, as are set forth in a schedule and are being contested in good faith and as to which adequate reserves (determined in accordance with the tax basis of accounting consistently applied) have been provided for in the Balance Sheets and Interim Balance Sheets or in a supplement thereto.

         n. The Company shall supplementally deliver to PENN, post Closing at the request of PENN, a complete and accurate schedule, containing (i) a list of all banks and other institutions in which the Company has any account or safe deposit showing the identifying numbers and names of the persons authorized to draw thereon or have access thereto at the time of such schedule, and (iii) a list of all capitalized machinery, tools, equipment owned, leased or otherwise used by the Company at the time of such schedule.

         o. The Company shall supplementally deliver to PENN, post Closing at the request of PENN, a complete and accurate schedule, identified by reference to this subparagraph, listing and briefly describing all policies of fire, liability, life, workmen's compensation and other insurance maintained by the Company at the time of such schedule. The schedule provided by the Company shall identify all risks that have been designated as being self insured at the time of such schedule. No insurance carrier has refused to insure any operations or property assets of the Company, nor has any insurance carrier, which has carried, or received any application for, any such insurance limited the coverage during the last three (3) years up until the time of such schedule.

The conditions contained in this Paragraph 16 are included herein for the benefit of PENN and, without constituting a waiver of any of its rights hereunder, may be waived, in whole or in part, by PENN.

17. Post Closing Covenant-PENN. PENN under this Agreement is subject to the fulfillment following the Closing Date of the following:

         a. PENN shall complete a merger with Sanswire, LLC, a Georgia limited liability company under such terms specified in an agreement to be drafted by the parties that contemplate the issuance of not more than 3,374,120 shares of PENN's share at a price per share that is not dilutive to PENN's earnings or Income. If PENN does not complete a merger with Sanswire, LLC within 90 days of the Closing Date, under terms consistent with the foregoing sentence, the former Spherus Shareholders (not including PENN) shall have issued to them additional shares of PENN such that immediately after the consummation of the merger described in Paragraph 1 hereof, after giving effect to the issuance contemplated by Paragraph 5(a), (c) and (d), so as to give them, in the aggregate, fifty (50%) percent of the outstanding shares of PENN.

18. Investment Representation. Each of the Shareholders acknowledges his understanding that the shares of PENN's Common Stock to be delivered pursuant to this Agreement will not be registered pursuant to the 1933 Act and each of the Shareholders further represents to and agrees with PENN as follows:

         a. He/She is acquiring the shares of PENN's Common Stock pursuant to this Agreement for his/her own private personal investment account and with no present intention of reselling or distributing such shares or any portion thereof to others.

         b. They fully comprehend that in connection with the issuance of shares of PENN's Common Stock pursuant to this Agreement, PENN is relying to a material degree on the representations, warranties and covenants contained herein, and with such realization he/she authorizes PENN to act as it may see fit in full reliance hereon.

         c. He/she agrees that none of such shares will be transferred or distributed unless (i) they are covered by an effective Registration Statement prepared in accordance with the 1933 Act and are distributed in a manner complying with the 1933 Act and with the Rules and

         Regulations promulgated thereunder; or (ii) they may be transferred in accordance with Rule 144 of the Rules and Regulations pursuant to the 1933 Act (or such similar Rule as may be applicable to such shares at the time of transfer) so long as such transfer strictly complies with said Rule 144 and with such procedures as PENN may reasonably establish in connection therewith; or (iii) there is first delivered to PENN the written legal opinion of legal counsel in form and substance reasonably satisfactory to PENN's legal counsel or a "no action letter" from SEC indicating that any of the provisions of the 1933 Act and the Rules and Regulations promulgated thereunder. In the event such legal opinion is based upon the exemption now contained in Section 4(2) of the 1933 Act, the person acquiring shares or some portion thereof shall execute and deliver to PENN a letter agreement complying with the 1933 Act and the Rules and Regulations promulgated thereunder.

         d. He/she hereby agrees that the certificate(s) representing such shares may bear a legend, as set forth below, setting forth the restrictions upon transfer which are contained in the foregoing subparagraph (c) and that PENN may deliver to its transfer agents a "stop transfer order" directing the transfer agents not to effect any transfer of such shares without having received the permission of PENN and evidence of compliance with applicable provisions of the 1933 Act and the terms of this Agreement.

                  The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of PENN.

         e. He/she hereby agrees to indemnify PENN against and hold it harmless from all losses, liabilities, costs and expenses (including reasonable attorneys' fees) which shall arise as a result of a sale or distribution by him/her of such shares or any portion thereof in violation of the 1933 Act or the terms of this Agreement.

19.      Further Assurances.

         a. At the request of PENN, and without further consideration, the Company and Shareholders will execute and deliver such additional instruments of transfer and will take such other action as PENN reasonably may request in order more effectively to transfer to PENN full ownership and control of the Company.

         b. At the request of one or more of the Shareholders, and without further consideration, each of PENN and Tampa will execute and deliver such additional instruments and will take such other actions as the Shareholders may reasonably request in order more effectively to carry out the transaction contemplated hereby.

20. No Reverse Split. For a period of twenty-four (24) months from the Closing Date, PENN will not engage in any reverse split of its issued and outstanding Common Stock.

21. Expenses. Each party shall bear its own expenses incident to the preparation, negotiation and delivery of this Agreement and the performance of its obligations hereunder.

22. Employees of the Company. PENN agrees to maintain the employment of Christopher J.S. Baker and Kenneth Herman, with the same salary and seniority.

23. Directors. Three (3) seats (or three/fifths of available seats if there are more than 5 seats) on the initial Board of Directors of PENN will be chosen by the Company's Board (and for six months thereafter except that in the event of a subsequent merger, the number of seats chosen by the initial Board of the Company shall not be increased in the event of an increase in the number of Board seats). A total of five (5) Board of Directors will make-up the initial PENN Board of Directors. Tampa and its affiliates will cause their shares and the shares they control to be voted consistent with the foregoing.

24.      Other Matters.

         a. No Other Agreements. All terms and conditions of this Agreement are set forth herein, and there are no warranties, agreements or understandings, express or implied, except those expressly set forth herein.

         b. Amendment. This Agreement may be amended only by a written instrument executed on behalf of PENN and the Company.

         c. Notices. Any notice or other communication required or permitted to be given hereunder shall be deemed properly given if personally delivered or deposited in the United States mail, registered or certified and postage prepaid, addressed to the Company at 1360 Union Hill Road, 400 Overlook, Suite 5-F, Alpharetta, Georgia, 30004, or at such other addresses as may from time to time be designated by the respective parties in writing.

         d. Specific Performance. The parties acknowledge that the subject matter of this Agreement (i.e., the business and assets of the Company) is unique and that no adequate remedy of law would be available for breach of this Agreement. Accordingly, each party agrees that the other parties will be entitled to an appropriate decree of specific performance or other equitable remedies to enforce this Agreement (without any bond or other security being required) and each party waives the defense in any action or proceeding brought to enforce this Agreement that there exists an adequate remedy at law.

         e. Assignment. Except as specifically permitted by the terms of this Agreement, neither this Agreement nor any right created hereby shall be assignable by PENN. The Company without the prior written consent of all other parties hereto, and any such attempted assignment shall be void. Nothing in this agreement, expressed or implied, is intended to convert upon any person, other than the parties hereto, any rights or remedies under or by reason of this Agreement.

         f. Paragraphs and Other Headings. Paragraphs or other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         g. Choice of Law. It is the intention of the parties that the laws of the State of Georgia should govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties.

         h. No Waiver. The failure of any party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

         i. Severability. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein.

         j. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all shall constitute one and the same instrument.

         k. Third Party Beneficiary. To the extent this Agreement provides a benefit to be paid to any shareholder(s) of the Company or makes a representation, warranty or covenant about PENN, such shareholders are third party beneficiaries hereof and shall be entitled to enforce this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.


                             Penn-Akron Corporation


                             By: /s/ Curtis Olsen
                                 ----------------------
                                 Curtis Olsen, Chairman


                             Spherus Technologies, Inc.


                             By:  /s/ Kenneth M. Herman
                                  ---------------------
                                  Ken Herman, President


                             Tampa Bay Financial, Inc.


                             By:  /s/ Carl Smith
                                  ---------------------
                                  Carl Smith, Chairman


                             /s/ Kenneth M. Herman
                             --------------------------
                             Ken Herman, Shareholder


                             /s/ John Julian
                             -------------------------
                             John Julian, Shareholder

EXHIBIT A


Tampa Bay Financial         500

Penn-Akron Corporation      215

Ken Herman                   25   (claims an additional 70 shares)

John Julian                 260   (title is disputed with respect to 70 shares)